                             [PARK-OHIO LETTERHEAD]





                                              March 29, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: Park-Ohio Industries, Inc.
                      Registration Statement on Form 5-4
                      ----------------------------------

Ladies and Gentlemen:

         Attached for filing with the Securities and Exchange Commission (the "Commission") is a Registration Statement on Form 5-4 relating to the offer by Park-Ohio Industries, Inc., an Ohio corporation (the "Company"), to exchange (the "Exchange Offer") its 8 3/8% Senior Subordinated Notes due 2014 (the "Exchange Notes") for an equal principal amount of the 8 3/8% Senior Subordinated Notes due 2014, of which $210,000,000 in principal amount at maturity was issued on November 30, 2004 and is outstanding on the date hereof.

         The filing fee of $24,717 was wired on March 29, 2005 to the Commission's account at Mellon Bank, Pittsburgh, Pennsylvania.

         In accordance with the Commission's position set forth in Exxon Capital Holdings Corporation (available May 13, 1988) and its progeny, the Company makes the following representations to the Commission:

         (1) The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

         (2) The Company will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect, and (b) must comply with the registration and prospectus delivery

Securities and Exchange Commission
March 29, 2005
Page 2


                  requirements of the Securities Act of 1933 (the "Securities Act") in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

         (3) The Company will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, does not intend to engage in and does not have an arrangement or understanding with any person to participate in a distribution of the Exchange Notes, and
                  (c) the exchange offeree is not an affiliate of the Company.

         Pursuant to Rule 461 under the Securities Act, the Company intends to make an oral request for acceleration of the effectiveness of the Registration Statement, and the Company is aware of its obligations under the Securities Act.

         Please contact the undersigned at (216) 692-7004, or Christopher M. Kelly at (216) 586-1238, if you have any questions concerning the filing.

                                                  Sincerely,


                                                  /s/ Robert D. Vilsack

                                                  Robert D. Vilsack
                                                  General Counsel and Secretary
Attachment
cc: Christopher M. Kelly, Esq.